Exhibit 12.1

Targacept, Inc.

Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Nine Months Ended
	2008	2009	2010	2011	2012	September 30, 2013
	(in thousands, except ratio)

Pretax income from operations	$(28,144)	$(40,325)	$13,115	$(9,745)	$(8,138)	$(33,908)
Add fixed charges	964	930	883	958	758	116

Total Earnings	$(27,180)	$(39,395)	$13,998	$(8,787)	$(7,380)	$(33,792)

Interest Expense	251	217	153	132	86	43
Estimate of the interest within rental expense*	713	713	730	826	672	73

Total Fixed Charges	$964	$930	$883	$958	$758	$116

Ratio of earnings to fixed charges			15.85	—	—	—

Deficiency of earnings to fixed charges	$(28,144)	$(40,325)	$—	$(9,745)	$(8,138)	$(33,908)

*	Estimated to be one-third of rental payment.